UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 23, 2012

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland

(Address of principal executive office)

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Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephon +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
2011 Annual Report, Corporate Responsibility Report and Company Profile published Peter F. Weibel to step down from the Board of Directors
Zurich, March 23, 2012 Credit Suisse Group AG and Credit Suisse AG today published their 2011 Annual Report. The 2011 Annual Report includes their audited financial statements and Compensation Report. The Corporate Responsibility Report and the Company Profile also have been published. All publications are available for download from 07:15 CET today and hard copies can be ordered free of charge at: www.credit-suisse.com/annualreporting

Peter F. Weibel will be stepping down from the Board of Directors of both Credit Suisse Group AG and Credit Suisse AG as of the date of the Annual General Meeting 2012.

Credit Suisse Group AG and Credit Suisse AG  (together, Credit Suisse) today published their 2011 Annual Report. The 2011 Annual Report contains a detailed presentation of Credit Suisse’s annual financial statements, company structure, corporate governance and compensation practices, treasury and risk management framework and a review of the operating and financial results.

The 2011 Annual Report on Form 20-F will be filed with the US Securities and Exchange Commission (SEC) during the course of today, March 23, 2012, and will be available for download at:
www.credit-suisse.com/sec

The 2011 Corporate Responsibility Report shows how Credit Suisse assumes its diverse social and environmental responsibilities when conducting its business activities as a globally active company.
The Corporate Responsibility Report published today was assessed by the independent certification company SGS and was recognized for its transparency according to the GRI-based sustainability reporting standards, receiving the highest rating – an "A+".

The 2011 Company Profile offers a unique perspective on Credit Suisse’s businesses around the world and insights into specific work areas by portraying employees. The Company Profile includes the Business Review, a summary of Credit Suisse’s financial performance during 2011.

As of April 2012 the following publications will also be available in an iPad version: The 2011 Corporate Responsibility Report, the Responsibility Chronicle providing additional articles, videos and picture galleries on Credit Suisse’s international projects and initiatives, as well as the 2011 Company Profile.
www.credit-suisse.com/annualreporting and www.credit-suisse.com/chronicle

Media Release
March 23, 2012 Page 2/3

Change to the Board of Directors
Peter F. Weibel will be stepping down from the Board of Directors of both Credit Suisse Group AG and Credit Suisse AG as of the next Annual General Meeting on April 27, 2012. He has been a member of the Board since 2004 and was Chairman of the Audit Committee from 2004 to 2011.

Information
Marc Dosch, Media Relations Credit Suisse AG, telephone +41 844 33 88 44,
media.relations@credit-suisse.com
Marc Richter, Investor Relations Credit Suisse AG, telephone +41 44 333 71 49,
investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 49,700 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2012 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;

Media Release
March 23, 2012 Page 3/3

–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2011 under “Risk Factors” in the Appendix.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Christian Schmid
Christian Schmid
Manging Director

/s/ Claude Jehle
Claude Jehle
Date: March 23, 2012		Director